300 North LaSalle Street Chicago, Illinois 60654

Carol Anne Huff		Facsimile:
To Call Writer Directly: (312) 862-2163	(312) 862-2000	(312) 862-2200
carolanne.huff@kirkland.com	www.kirkland.com

July 29, 2013

Via EDGAR Submission and Overnight Delivery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long

Era Anagnosti

Sherry Haywood

Melinda Hooker

Anne McConnell

Re:	Stock Building Supply Holdings, Inc.

Registration Statement on Form S-1

Filed June 14, 2013

File No. 333-189368

Ladies and Gentlemen:

Stock Building Supply Holdings, Inc., a Delaware corporation (the “Company”), has today publicly filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Amendment No. 2 to its Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated July 25, 2013, from the staff of the Securities and Exchange Commission (the “Staff”), relating to the Registration Statement. The Company has not included an expected IPO price range and related information in the public filing, but we are supplementally providing the Staff with relevant pages of the Registration Statement marked to show certain changes that would be made to Amendment No. 2 based upon the Company’s expectations for the IPO price range (as previously detailed in a separate letter to you dated July 11, 2013). The changed pages also include an updated critical accounting policy on the “Valuation of common stock” including the price related information that has been omitted from the Registration Statement. The relevant pages are attached hereto as Exhibit A.

Hong Kong London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

U.S. Securities and Exchange Commission

The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

Valuation of Common Stock, page 75

1.	We read your updated disclosures and the additional information you provided us regarding the valuations of your stock. Based on our review of the valuation report as of January 1, 2012, we noted the use of the backsolve method to estimate fair value based on the issuance of the Class C convertible preferred stock to Gores. As we previously noted, it is not clear to us why this methodology was considered appropriate given that Gores was not a third party investor and essentially owned all your equity interests before and after the Class C convertible preferred stock was issued. We also noted that the valuation report as of January 1, 2012 did not appear to consider the acquisition of common stock from Wolseley that occurred in November 2011 and seemed to imply a higher common stock value. Please explain to us why the transaction with Wolseley was not considered and why it is not more representative of the fair value of your common stock than the transaction with Gores. It appears to us that the fair value implied by the Wolseley transaction may indicate the Class C convertible preferred stock included a beneficial conversion feature and the equity securities issued and modified in January 2012 resulted in compensation expense.

Response: Based on discussions with the Staff, the Company has re-assessed the valuation of its common equity at January 1, 2012. Based on the results of the Company’s re-assessment, the Company has deemed it necessary to restate its Consolidated Financial Statements as of December 31, 2012 and March 31, 2013 and for the year ended December 31, 2012 and the quarters ended March 31, 2012 and 2013 to (i) recognize a beneficial conversion feature with respect to its Class C Convertible preferred stock, which is convertible into Class A voting common stock, (ii) recognize compensation expense resulting from below fair market value purchases of Class B non-voting common stock by management and (iii) recognize additional compensation expense associated with the issuance of new stock options and the modification of existing stock options. As a result, the Company has recognized the beneficial conversion feature and a related deemed dividend, which increased its 2012 loss attributable to common stockholders by $5.0 million, and has recorded approximately $0.5 million in additional stock compensation expense in 2012.

The Company reached this determination as a result of management’s conclusion that the previous accounting treatment for the issuance of Class C Convertible preferred stock in January 2012 did not give adequate weight to the fair value implied by the November 2011 purchase of Class A voting common stock from an affiliate of Wolseley, and the existence of a beneficial conversion feature within the Class C Convertible preferred stock. The Company has determined that the difference between the price per share of $2.25 paid to acquire Wolseley’s Class A voting common stock, and the price per share of $1.122 implied by the issuance of Class C Convertible preferred stock in settlement of a $5.0 million advance from Gores Holdings, represented a beneficial conversion feature totaling $5.0 million. Additionally, the Company has determined that the use of the backsolve method in its January 2012 valuation of its common equity was a less appropriate valuation methodology than other possible methodologies. As a result, the Company prepared an updated valuation as of January 1, 2012 using a probability-weighted expected return method (“PWERM”), which yielded a price per Class B non-voting common share of $1.98, as compared to the original price per share of $0.97.

The Company advises the Staff that, consistent with prior valuations, in using the PWERM for the updated January 2012 valuation, a premium was ascribed to the Class A voting common shares, as compared to the Class B non-voting common shares. This premium reflects the voting and other substantial control rights available to holders of the Class A voting common stock, which are not available to holders of the Class B non-voting common shares. While the Company believes the difference in the price per share between the two classes of shares is appropriate, the Company also advises the Staff that the application of a $1.98 per share price for the Class B non-voting common stock (as compared to the $2.25 per share price for the Class A common voting stock implied by the Wolseley transaction) results in a difference in the Company’s 2012 compensation expense of less than $150,000, or 0.7% of its 2012 pre-tax loss.

U.S. Securities and Exchange Commission

The Company has updated the “Valuation of common stock” critical accounting policy on pages 77 through 82 of the Registration Statement to further describe these changes. The Company has also updated its disclosure throughout the Registration Statement to reflect the restatement.

2.	It appears to us that the reduction in value from the discounted cash flow analyses in the valuation reports as of August 31, 2011 and January 1, 2012 may be the result of changes in the methodologies used rather than changes in your underlying business. Please help us better understand the methodologies, the reasons for any changes, and the impact of any changes on the valuations.

Response: The Company acknowledges the Staff’s comment, and refers to its response to comment #1 above and the use of the PWERM in its updated valuation as of January 1, 2012. The Company notes the PWERM methodology was also used in prior valuations, and that, after determining the existence of a beneficial conversion feature within the Class C Convertible preferred stock, the Company determined that use of the PWERM was more appropriate than the previous use of the backsolve method and supporting discounted cash flow analysis.

3.	It appears to us that your proposed disclosures, in the first paragraph on page 80, indicate that you considered the use of proceeds from the IPO to further reduce debt as support for the increase in your enterprise value from January 2012. Given that this will occur subsequent to the IPO, it is not clear to us how it supports the increased enterprise value at the time of your IPO. Please clarify or revise.

Response: The Company advises the Staff that the determination of the current enterprise value is primarily a function of the increases in actual and projected EBITDA and the increases in enterprise value / one-year forward EBITDA multiples, as described on page 81 of the Registration Statement. The Company’s enterprise value is not impacted by the conversion of preferred stock or the use of proceeds resulting from this offering. However, the portion of the enterprise value attributable to our common equity on a pro forma, as adjusted basis, and therefore, the determination of the price range set forth on the cover of the prospectus, is impacted by these changes in our capital structure. In order to clarify this matter, the Company has revised the disclosure in the first paragraph on page 82 of the Registration Statement. by adding the bolded, underlined text and deleting the struck text identified below:

“Additionally, as part of this offering, we will convert our existing classes of preferred stock, totaling $42.2 million as of March 31, 2013, to common stock. Also, a portion of the net proceeds from this offering will be used to reduce the outstanding balance on our revolving line of credit by approximately $58.5 million. The conversion of preferred stock to common stock and use of proceeds to repay outstanding borrowings will reduce the total debt and preferred equity outstanding from $71.2 million at January 1, 2012 to approximately $58.1 million on a pro forma, as adjusted basis as of June 30, 2013. The reduction in borrowings and conversion of preferred equity associated with this offering will not increase our enterprise value. However, it will increase the portion of our enterprise value which is attributable to common equity. As a result, this reduction in borrowings and preferred equity of $13.1 million, combined with the increase in our enterprise value from $111.5 million at January 1, 2012 to a current estimated enterprise value of $493.0 million (as described above), results in an increase in the value of our common equity from $40.3 million at January 1, 2012 to $434.9 million ~~currently~~ on a pro forma, as adjusted basis.”

*    *    *

U.S. Securities and Exchange Commission

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

The Company will file a pre-effective amendment to the Registration Statement containing its IPO price range and pricing information prior to circulating its preliminary prospectus once the preliminary valuation process has been completed by its underwriters. The Company respectfully requests that the Staff review the exhibit hereto in advance of the Company filing such amendment. The Company appreciates the Staff’s willingness to accommodate the Company’s desire not to publicly disclose certain price-related information until closer to the anticipated date of the launch of the Company’s road show. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2163.

Sincerely,

/s/ Carol Anne Huff

Carol Anne Huff

cc:	Jeffrey G. Rea

Bryan J. Yeazel

Stock Building Supply Holdings, Inc.

Michael Kaplan

Davis Polk & Wardwell LLP

Exhibit A

(Attached)